CONNETIC VENTURE CAPITAL ACCESS FUND

Class I Shares (VCAFX) of Beneficial Interest

Supplement dated November 4, 2026

to the Fund’s Prospectus and Statement of Additional Information

dated July 29, 2026

On October 30, 2026, upon the recommendation of Connetic RIA, LLC, the investment adviser to the Connetic Venture Capital Access Fund (the “Fund”), the Board of Trustees of the Fund approved a series of proposals intended to facilitate the conversion of the Fund from a closed-end fund operating as an interval fund pursuant to Rule 23c-3 under the Investment Company Act of 1940 (the “1940 Act”) to two private investment funds (the “Private Funds”) excluded from registration under the 1940 Act pursuant to Sections 3(c)(1) and 3(c)(7) of the 1940 Act, respectively (the “Conversion”). In connection with the proposed Conversion, shareholders of the Fund will be asked to approve certain proposals (the “Conversion Proposals”), including the elimination of the Fund’s fundamental policy of making quarterly repurchase offers, the conversion of the Fund from a Delaware statutory trust to a Delaware limited liability company, the deregistration of the Fund under the 1940 Act, and the redemption of shareholders ineligible to invest in the Private Funds. A proxy statement detailing the Conversion Proposals is expected to be mailed to shareholders of the Fund in late November 2026, and the related shareholder meeting is scheduled to be held on or about December 18, 2026. Please see the proxy statement for more information.

Upon shareholder approval of the Conversion Proposals, the Fund will stop conducting quarterly repurchase offers. Once the Fund converts to the Private Funds, shareholders will be eligible to participate in tender offers when offered by the manager. However, there is no guarantee that the Conversion Proposals will be approved by the shareholders.

In light of the pending Conversion Proposals, effective immediately, the Fund has suspended the offering of its shares for sale to new investors. However, existing shareholders may continue to purchase shares, and the automatic dividend reinvestment plan will continue to operate for shareholders who have elected to participate.

You should read this Supplement in conjunction with the Prospectus dated July 29, 2026, as may be amended from time to time, which provides information that you should know about the Fund. These documents are available upon request and without charge by calling the Fund at (844) 434-6483.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE